UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2017

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 35 vessels we owned and operated as of March 31, 2017 (ii) one newbuilding delivered to us from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD,” on April 5, 2017, and (iii) one newbuilding expected to be delivered from Jiangnan Shipyard (Group) Co. Ltd, in China, or “Jiangnan” in June 2017 and one newbuilding expected to be delivered from HMD in July 2017, or the “2017 newbuildings.”

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 1, 2017 (the 2016 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

Of our fleet of 38 vessels, 33 are semi- or fully-refrigerated handysize liquefied gas carriers, one of which is the last handysize vessel from our current newbuilding program and was delivered on April 5, 2017. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cbm. Our handysize liquefied gas carriers can accommodate medium and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

In addition, we have four midsize 37,300 cbm ethylene-capable semi-refrigerated liquefied gas carriers, of which three have been delivered and the remaining one midsize newbuilding is expected to be delivered by June 2017. Our midsize ethylene-capable semi-refrigerated gas carriers enable long-haul transportation of ethane/ethylene that may be uneconomical for smaller vessels.

We also have one 38,000 cbm fully refrigerated gas carrier newbuilding expected to be delivered in July 2017.

Our Fleet

The following table sets forth our vessels as of May 8, 2017:

Operating Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Employment Status	Charter Expiration Date
Semi-refrigerated
Navigator Magellan	1998	20,700		Time charter	October 2017
Navigator Mars	2000	22,085	✓	Spot market	—
Navigator Neptune	2000	22,085	✓	Spot market	—
Navigator Pluto	2000	22,085	✓	Time charter	May 2017
Navigator Saturn	2000	22,085	✓	Contract of affreightment	December 2017
Navigator Venus	2000	22,085	✓	Spot market	—
Navigator Aries	2008	20,750		Time charter	March 2018
Navigator Capricorn	2008	20,750		Spot market	—
Navigator Gemini	2009	20,750		Time charter	September 2017
Navigator Pegasus	2009	22,200		Spot market	—
Navigator Phoenix	2009	22,200		Spot market	—
Navigator Scorpio	2009	20,750		Time charter	October 2017
Navigator Taurus	2009	20,750		Time charter	April 2018
Navigator Virgo	2009	20,750		Time charter	April 2018
Navigator Leo	2011	20,600		Time charter	December 2023
Navigator Libra	2012	20,600		Time charter	December 2023
Navigator Atlas	2014	21,000	✓	Spot market	—
Navigator Europa	2014	21,000	✓	Contract of affreightment	December 2017
Navigator Oberon	2014	21,000	✓	Spot market	—
Navigator Triton	2015	21,000	✓	Contract of affreightment	December 2017
Navigator Umbrio	2015	21,000	✓	Contract of affreightment	December 2017
Navigator Centauri	2015	21,000		Contract of affreightment	December 2017
Navigator Ceres	2015	21,000		Spot market	—
Navigator Ceto	2016	21,000		Spot market	—
Navigator Copernico	2016	21,000		Contract of affreightment	December 2017
Navigator Aurora	2016	37,300	✓	Time charter	December 2026
Navigator Eclipse	2016	37,300	✓	Time charter	August 2017
Navigator Nova	2017	37,300	✓	Time charter	February 2019
Navigator Luga	2017	22,000		Time charter	February 2022
Navigator Yauza *	2017	22,000		Time charter	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500		Time charter	December 2017
Navigator Grace	2010	22,500		Spot market	—
Navigator Galaxy	2011	22,500		Time charter	March 2018
Navigator Genesis	2011	22,500		Time charter	May 2017
Navigator Global	2011	22,500		Time charter	November 2017
Navigator Gusto	2011	22,500		Spot market	—

*	Vessel delivered on April 5, 2017.

The following table presents certain information concerning our newbuildings:

Newbuilding Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Anticipated Delivery	Charter Expiration Date
Semi-refrigerated
Navigator Prominence	2017	37,300	✓	June 2017	—
Navigator Jorf	2017	38,000		July 2017	July 2027

Recent Developments

Navigator Nova was delivered from Jiangnan on January 12, 2017, Navigator Luga from HMD on January 24, 2017 and more recently Navigator Yauza from HMD on April 5, 2017. We now have two vessels remaining in our newbuilding program, which are scheduled to be delivered by July 2017. One of these remaining two newbuilding vessels is committed on a long-term charter upon delivery.

During the three months ended March 31, 2017, we took a fifth vessel, Navigator Virgo from third party technical management into in-house technical management. We expect that we will take one additional vessel into in-house management over the course of the next three months. Although we do not expect that taking vessels into in-house technical management will initially have a material financial impact on our earnings, it will assist us in continuing to maintain our vessels to high standards.

On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds (as described below). The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021

On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee which were scheduled to mature in December 2017 (“the “2012 Bonds”). In February 2017, pursuant to a call option under the terms of the bond agreement governing the 2012 Bonds (the “2012 Bond Agreement”), we redeemed all of the $125.0 million in outstanding principal amount of the 2012 Bonds at a price of 102% of par, plus accrued interest. As a result, we no longer have any outstanding 2012 Bonds.

Charter revenue from the seaborne transportation of petrochemical gases continues to represent a significant percentage of our total revenue. For the first quarter of 2017, our revenue from the seaborne transportation of petrochemical gases represented approximately 52% of our total charter revenue. This reflects our migration towards a greater involvement in the olefins business, primarily through the seaborne transportation of ethylene, butadiene and propylene, which are used in the production process by the plastic industry. The ability to diversify into petrochemical olefins gases in addition to liquefied petroleum gases has improved our utilisation rate, which averaged approximately 92.4% for the first quarter of 2017. We continue to experience competition from the larger fully-refrigerated gas carriers, limiting much of the potential charter rate upside for the transportation of fully refrigerated LPG. We believe that the LPG freight environment must absorb a world orderbook of 38 Very Large Gas Carriers and 18 Medium Size Gas Carriers before we could begin to see any meaningful sustained rise in charter rates for the transportation of LPG.

We do not anticipate declaring or paying any cash dividends to holders of common stock in the near term. Our board of directors continues to believe that retaining existing cash resources and future earnings is an appropriate strategy that helps us to maintain a relatively strong balance sheet and provides us the flexibility to finance opportunistic acquisitions or to selectively expand our business.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. During 2016, we took delivery of Navigator Ceto in January 2016, Navigator Copernico in April 2016, Navigator Aurora in August 2016 and Navigator Eclipse in October 2016 giving a weighted average fleet size of 31.3 vessels for the year ended December 31, 2016. On January 12, 2017 and January 24, 2017, respectively we took delivery of Navigator Nova and Navigator Luga bringing our fleet size to 35 vessels as of March 31, 2017 with a weighted average fleet size of 34.6 vessels for the three months ended March 31, 2017.

•	Future Fleet Size. After the end of the first quarter on April 5, 2017, we took delivery of the newbuilding Navigator Yauza. We have a remaining newbuilding orderbook of two gas carriers, both of which are expected to be delivered in 2017.

Given the increase in the number of operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will have different financing arrangements. We have entered into secured term loan facilities and a revolving credit facility and have issued new senior unsecured bonds to finance the acquisitions of vessels, the construction of all of the vessels in our newbuilding program and refinance certain debt maturities. Please read “—Secured Term Loan Facilities and Revolving Credit Facility” and “—2017 Senior Unsecured Bonds.”

Results of Operations for the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

The following table compares our operating results for the three months ended March 31, 2016 and 2017:

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017	Percentage Change
	(in thousands, except percentages)
Operating revenue	$76,375	$77,320	1.2%

Operating expenses:
Brokerage Commissions	1,502	1,525	1.5%
Voyage expenses	7,093	15,000	111.5%
Vessel operating expenses	22,405	23,905	6.7%
Depreciation and amortization	14,575	17,634	21.0%
General administration costs	2,957	2,752	(6.9%)
Other corporate expenses	550	623	13.3%

Total operating expenses	$49,082	$61,439	25.2%

Operating income	$27,293	$15,881	(41.8%)
Interest expense	(7,783)	(8,927)	14.7%
Write off of call premium and redemption charges on 9% unsecured bond	—	(3,517)	—
Write off of deferred financing costs	—	(653)	—
Interest income	78	113	44.9%

Income before income taxes	$19,588	$2,897	(85.2%)
Income taxes	194	159	(18.0%)

Net income	$19,394	$2,738	(85.9%)

Operating Revenue. Operating revenue, net of address commission, increased by $0.9 million or 1.2% to $77.3 million for the three months ended March 31, 2017, from $76.4 million for the three months ended March 31, 2016. This increase was principally due to:

•	an increase in operating revenue of approximately $11.1 million attributable to an increase in the weighted average number of vessels from 29.8 for the three months ended March 31, 2016 to 34.6 for the three months ended March 31, 2017, and a corresponding increase in vessel ownership days by 399 days, or 14.7%, for the three months ended March 31, 2017, as compared to the three months ended March 31, 2016;

•	a decrease in operating revenue of approximately $21.3 million attributable to a decrease in average charter rates, which were reduced to an average of approximately $660,413 per vessel per calendar month ($21,712 per day) for the three months ended March 31, 2017, compared to an average of approximately $899,194 per vessel per calendar month ($29,561 per day) for the three months ended March 31, 2016, as a result of the continued weak LPG seaborne transportation market during the first quarter of 2017;

•	an increase in operating revenue of approximately $3.2 million attributable to an increase in fleet utilization from 87.6% during the three months ended March 31, 2016 to 92.4% during the three months ended March 31, 2017, primarily as the policy of migrating to carrying more petrochemical gases on our vessels and the resumption of operation of Navigator Aries following her collision which effected utilization during the three months ended March 31, 2016; and

•	an increase in operating revenue of approximately $7.9 million, primarily attributable to an increase in the number and duration of voyage charters during the three months ended March 31, 2017, as compared to the three months ended March 31, 2016.

The following table presents selected operating data for the three months ended March 31, 2016 and 2017, which we believe are useful in understanding our operating revenue.

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Fleet Data:
Weighted average number of vessels	29.8	34.6
Ownership days	2,716	3,115
Available days	2,676	3,106
Operating days	2,344	2,870
Fleet utilization	87.6%	92.4%
Average daily time charter equivalent rate (*)	$29,561	$21,712

*	Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent, or “TCE”, rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Fleet Data:
Operating revenue	76,375	77,320
Voyage expenses	7,093	15,000

Operating revenue less Voyage expenses	69,282	62,320

Operating days	2,344	2,870
Average daily time charter equivalent rate	$29,561	$21,712

Brokerage Commissions. Brokerage commissions increased by 1.5% to $1.5 million for the three months ended March 31, 2017, from $1.5 million for the three months ended March 31, 2016 as operating revenue on which it is based, has increased.

Voyage Expenses. Voyage expenses increased by 111.5% to $15.0 million for the three months ended March 31, 2017, from $7.1 million for the three months ended March 31, 2016. This was primarily due to an increase in the number and duration of voyage charters undertaken during the three months ended March 31, 2017, compared to the three months ended March 31, 2016, with these increased voyage costs compensated for by increased revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 6.7% to $23.9 million for the three months ended March 31, 2017, from $22.4 million for the three months ended March 31, 2016, as the number of vessels in our fleet increased by 16.1%, from an average of 29.8 vessels in the fleet during the three months ended March 31, 2016 to 34.6 vessels during the three months ended March 31, 2017. Average daily vessel operating expenses decreased by $492 per day, or 6.0% to $7,672 per vessel per day for the three months ended March 31, 2017, compared to $8,164 per vessel per day for the three months ended March 31, 2016 primarily due to the additional operating expenditure incurred on some of our older vessels during the three months ended March 31, 2016.

Depreciation and Amortization. Depreciation and amortization expense increased by 21.0% to $17.6 million for the three months ended March 31, 2017, from $14.6 million for the three months ended March 31, 2016. This increase was due to an increase in our fleet size. Depreciation and amortization expense includes amortization of capitalized drydocking costs of $2.3 million for the three months ended March 31, 2017, and $1.9 million for the three months ended March 31, 2016.

Other Operating Results

General Administration Costs. General administration costs decreased by 6.9%, or $0.2 million, to $2.8 million for the three months ended March 31, 2017, from $3.0 million for the three months ended March 31, 2016. The decrease in general administration costs was primarily due to a strengthening of the U.S. Dollar against U.K. Pound Sterling, offset by an increase in our number of employees during the three months ended March 31, 2017, as we take the technical management of certain of our vessels in-house.

Other Corporate Expenses. Other corporate expenses increased by 13.3%, or $0.1 million, to $0.6 million for the three months ended March 31, 2017, from $0.5 million for the three months ended March 31, 2016.

Interest Expense. Interest expense increased by 14.7%, or $1.1 million, to $8.9 million for the three months ended March 31, 2017, from $7.8 million for the three months ended March 31, 2016. This was primarily due to additional amounts borrowed under our loan facilities since March 31, 2016 associated with delivery of five newbuilding vessels and reduced by decreased interest as a result of the lower rate on our new unsecured bond. Interest capitalized on newbuilding installment payments for the three months ended March 31, 2017 was $0.9 million, a decrease of $0.3 million from the $1.2 million of interest capitalized for the three months ended March 31, 2016.

Write off of call premium and redemption charges on 9.0% senior unsecured bond. In connection with a call option under the terms of our then outstanding 2012 Bonds, pursuant to which we redeemed all of the outstanding principal amount thereof in February 2017, we incurred $3.5 million in charges for the three months ended March 31, 2017 that were written off, consisting of a redemption charge of $2.5 million and $1.0 million in interest notice penalty on such bonds prior to maturity.

Write off of deferred financing costs. The write off of deferred financing costs of $0.6 million for the three months ended March 31, 2017 was related to the remaining unamortized deferred financing costs of the 2012 Bonds that we redeemed prior to their maturity date.

Income Taxes. Income tax related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 20%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the three months ended March 31, 2017, we had a tax charge of $158,631, as compared to taxes of $193,561 for the three months ended March 31, 2016.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the acquisition and construction of vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. Our primary sources of funds have been cash from operations, bank borrowings, proceeds from our initial public offering, equity investments from existing shareholders, and proceeds from a bond issuance. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “Secured Term Loan Facilities and Revolving Credit Facility.”

As of March 31, 2017, our total current liabilities exceeded our total current assets by $149.3 million. This net current liability was primarily due to our (i) $270.0 million secured term loan facility that will mature on February 12, 2018, which had an aggregate principal amount outstanding of $147.6 million as of March 31, 2017 and (ii) high quarterly repayments scheduled in 2017 under our $220.0 million secured term loan and revolving credit facility that will mature on November 30, 2023, as a result of certain vessels secured under such facility being in excess of 15 years of age and, therefore, having a significantly steeper repayment profile in the initial twelve months of such facility.

As of March 31, 2017, we had approximately $33.1 million in available borrowing capacity under our $220.0 million secured term loan and revolving credit facility, and an additional $25.0 million in bank financing was received associated with the delivery of one of our newbuilding vessels in April 2017, both of which can be used for general corporate purposes.

We anticipate that our primary sources of funds for our medium-term and long-term liquidity needs will be cash from operations and debt and/or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the next twelve months.

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to the construction of newbuildings and potential future acquisitions. At March 31, 2017, we had contracted three newbuildings for delivery by July 2017 for an aggregate contracted price of $179.9 million, the details of which are as follows:

Vessels	CBM	Shipyard	Contract price	Balance of contract price due as at March 31, 2017	Funds available from existing credit facilities
			(in millions)
Navigator Prominence	37,300	Jiangnan	78.4	54.9	54.7
Navigator Yauza*	22,000	HMD	51.0	10.2	35.7
Navigator Jorf	38,000	HMD	50.5	25.5	35.0

Total			$179.9	$90.6	$125.4

*	We drew down $35.7 million available under the December 2015 secured term loan facility on April 3, 2017 to partially finance the delivery of Navigator Yauza.

Ongoing Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. There are no scheduled drydockings in 2017. The next scheduled drydocking will be in the first quarter of 2018.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the current requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the three months ended March 31, 2016 and 2017:

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
	(in thousands)
Net cash provided by operating activities	$17,118	$15,926
Net cash used in investing activities	(42,710)	(85,627)
Net cash provided by financing activities	14,944	58,077
Net decrease in cash and cash equivalents	(10,648)	(11,624)

Operating Cash Flows. Net cash provided by operating activities for the three months ended March 31, 2017 decreased to $15.9 million, from $17.1 million for the three months ended March 31, 2016, a decrease of 7.0%. This $1.2 million decrease in net cash provided by operating activities for the three months ended March 31, 2017 compared to the three months ended March 31, 2016 was primarily due to lower net income, offset by decreased payments for drydocking costs and movements in working capital.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $85.7 million for the three months ended March 31, 2017 primarily represents $66.9 million for payments made to Jiangnan and HMD, representing final installments on the deliveries of the newbuildings Navigator Nova and Navigator Luga as well as installment payments of $15.2 million for two of the remaining newbuildings and $4.0 million of other costs including capitalized interest of $0.9 million associated with newbuildings, offset by $0.5 million received in respect of outstanding insurance claims.

Net cash used in investing activities of $42.7 million for the three months ended March 31, 2016, primarily represented $36.0 million for payments made to Jiangnan shipyard, representing a final installment on the delivery of the newbuilding Navigator Ceto along with $3.0 million of other costs including capitalized interest of $1.3 million associated with newbuildings, and $8.4 million for payments of repair costs for Navigator Aries, offset by $4.7 million received from insurance in relation to the June 2015 collision.

Financing Cash Flows. Net cash provided by financing activities was $58.1 million for the three months ended March 31, 2017, primarily consisted of $106.8 million drawn from our secured term loan and revolving credit facilities to finance the delivery installments of the newbuildings Navigator Nova and Navigator Luga as well as for general corporate purposes. and our issuance of $100.0 million in aggregate principal amount of our 2017 Bonds, offset by the repayment of $127.5 million in outstanding principal amount of our 2012 Bonds, $19.4 million in quarterly loan repayments and a payment of $1.8 million in financing costs associated with the 2017 Bonds.

Net cash provided by financing activities was $14.9 million for the three months ended March 31, 2016, primarily consisting of $31.2 million drawn from a secured term loan facility to finance the delivery installment of the newbuilding Navigator Ceto, offset by $16.1 million in quarterly loan repayments and a payment of $0.1 million in financing costs associated with the $290.0 million secured revolving credit facility that we entered into in December 2015.

Secured Term Loan Facilities and Revolving Credit Facility

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5–Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Secured Term Loan Facilities and Revolving Credit Facilities” in our 2016 Annual Report.

Facility agreement date	Credit Facility amount	Principal Amount outstanding	Available amounts undrawn at March 31, 2017	Interest rate	Loan Maturity date
	(in millions)
February 2013	270.0	147.6	—	US Libor + 350 BPS	February 2018
January 2015	278.1	238.3	—	US Libor + 270 BPS	April 2023
December 2015*	290.0	187.0	90.4	US Libor + 210 BPS	December 2022
October 2016	220.0	143.3	76.7	US Libor + 260 BPS	November 2023

Total	$1,058.1	$716.2	$167.1

*	On April 3, 2017, we drew down $35.7 million under the December 2015 term loan facility to partially fund the delivery installment of Navigator Yauza and for general corporate purposes.

The borrowers are required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 135% of the outstanding indebtedness under the February 2013 and January 2015 facilities or 125% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 135% or 125% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities and the revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than $25.0 million or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

•	in the case of the February 2013 facility only, the current assets of the borrower exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds and the current portion of the senior term loans maturing in more than six months) at all times.

Restrictive Covenants. The secured term loan facilities and the revolving credit facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facility also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities and revolving credit facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of March 31, 2017, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

2012 Senior Unsecured Bonds

On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee which were scheduled to mature in December 2017. In February 2017, pursuant to a call option under the terms of the 2012 Bond Agreement, we redeemed all of the $125.0 million in outstanding principal amount of the 2012 Bonds at a price of 102% of par, plus accrued interest. As a result, we no longer have any outstanding 2012 Bonds. The redemption of the 2012 Bonds was funded with the net proceeds from the issuance of the 2017 Bonds and cash on hand.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee. The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used redeem in full all of our outstanding 2012 Bonds (as described above). The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2017 Bonds is payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on August 10 and February 10 of each year.

Maturity. The 2017 Bonds mature in full on February 10, 2021.

Optional Redemption. We may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed; from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each cash, plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2017 Bonds (the “2017 Bond Agreement”)), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2017 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the 2017 Bond Agreement) of not less than 2.25 to 1.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2017 Bond Agreement) of at least 30%; and

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter.

Restrictive Covenants. The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of March 31, 2017.

	Remainder of 2017	2018	2019	2020	2021	Thereafter	Total
		(in thousands)
Vessels under construction	$90,530	$—	$—	$—	$—	$—	$90,530
Secured term loan facilities and revolving credit facilities	66,801	193,693	46,930	105,055	36,930	266,838	716,247
7.75% senior unsecured bonds due 2021	—	—	—	—	100,000	—	100,000
Office leases	678	1,076	1,470	1,257	1,105	106	5,692
Contracted bunker purchase obligations	3,008	—	—	—	—	—	3,008

Total contractual obligations	$161,017	$194,769	$48,400	$106,312	$138,035	$266,944	$915,477

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, which may include, among other things, borrowings under credit facilities or other debt, and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2016 Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of US LIBOR plus 210 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $7.2 million in annual interest paid on our indebtedness outstanding as at March 31, 2017, under the secured term loan facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses, including some crewing costs, and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect would be immaterial and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contracts of Affreightments (“COA’s”) increases. In the case of the 35 vessels owned as of March 31, 2017, 15 were on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COA’s, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At March 31 2017, no more than three of our vessels were employed by the same charterer.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2017 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our three newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2016	March 31, 2017
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$57,272	$45,648
Accounts receivable, net	7,059	12,270
Accrued income	13,134	13,780
Prepaid expenses and other current assets	8,541	11,387
Inventories	6,937	7,283
Insurance recoverable	855	370

Total current assets	93,798	90,738

Non-current assets
Vessels in operation, net	1,480,359	1,601,279
Vessels under construction	150,492	96,932
Property, plant and equipment, net	194	1,309

Total non-current assets	1,631,045	1,699,520

Total assets	$1,724,843	$1,790,258

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$78,464	$215,526
Senior unsecured bond	25,000	—
Accounts payable	6,388	5,618
Accrued expenses and other liabilities	11,377	12,395
Accrued interest	2,932	3,434
Deferred income	3,522	3,095

Total current liabilities	127,683	240,068

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	540,680	490,538
Senior unsecured bond	100,000	100,000

Total non-current liabilities	640,680	590,538

Total liabilities	768,363	830,606
Commitments and contingencies (see note 9)
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,531,831 shares issued and outstanding, (2016: 55,436,087)	554	555
Additional paid-in capital	588,024	588,432
Accumulated other comprehensive loss	(287)	(262)
Retained earnings	368,189	370,927

Total stockholders’ equity	956,480	959,652

Total liabilities and stockholders’ equity	$1,724,843	$1,790,258

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended March 31, (in thousands except share data)
	2016	2017
Revenues
Operating revenue	$76,375	$77,320

Expenses
Brokerage commissions	1,502	1,525
Voyage expenses	7,093	15,000
Vessel operating expenses	22,405	23,905
Depreciation and amortization	14,575	17,634
General and administrative costs	2,957	2,752
Other corporate expenses	550	623

Total operating expenses	49,082	61,439

Operating income	27,293	15,881

Other income/(expense)
Interest expense	(7,783)	(8,927)
Write off of call premium and redemption charges on 9% unsecured bond	—	(3,517)
Write off of deferred financing costs	—	(653)
Interest income	78	113

Income before income taxes	19,588	2,897
Income taxes	(194)	(159)

Net income	$19,394	$2,738

Earnings per share:
Basic:	$0.35	$0.05
Diluted:	$0.35	$0.05

Weighted average number of shares outstanding:
Basic:	55,365,557	55,445,661
Diluted:	55,743,997	55,819,401

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31, (in thousands)
	2016	2017
Net income	$19,394	$2,738
Other Comprehensive Income / (Loss):
Foreign currency translation gain	11	25

Total Comprehensive Income	$19,405	$2,763

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	(in thousands, except share data)
	Common Stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2016	55,363,467	$554	$586,451	$(465)	$323,551	$910,091
Restricted shares issued March 29, 2016	72,620	—	—	—	—	—
Net income	—	—	—	—	44,638	44,638
Foreign currency translation	—	—	—	178	—	178
Share-based compensation	—	—	1,573	—	—	1,573

December 31, 2016	55,436,087	554	588,024	(287)	368,189	956,480
Restricted shares issued March 23, 2017	95,744	1	—	—	—	1
Net income	—	—	—	—	2,738	2,738
Foreign currency translation	—	—	—	25	—	25
Share-based compensation	—	—	408	—	—	408

March 31, 2017	55,531,831	$555	$588,432	$(262)	$370,927	$959,652

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended March 31, 2016	Three Months ended March 31, 2017
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$19,394	$2,738

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,575	17,634
(Payment) / credit of drydocking costs	(2,030)	9
Insurance claim debtor	(418)	—
Call option on redemption of 9.00% unsecured bond	—	2,500
Amortization of share-based compensation	395	409
Amortization of deferred financing costs	732	1,345
Unrealized foreign exchange	17	17

Changes in operating assets and liabilities
Accounts receivable	(2,208)	(5,211)
Inventories	(1,197)	(346)
Accrued income and prepaid expenses and other current assets	(6,795)	(3,492)
Accounts payable, accrued interest and other liabilities	(5,347)	323

Net cash provided by operating activities	17,118	15,926

Cash flows from investing activities
Payment to acquire vessels	(247)	(636)
Payment for vessels under construction	(39,212)	(84,597)
Purchase of other property, plant and equipment	(17)	(1,160)
Receipt of shipyard penalty payments	417	280
Insurance recoveries	4,700	486
Capitalized costs for the repairs of Navigator Aries	(8,351)	—

Net cash used in investing activities	(42,710)	(85,627)

Cash flows from financing activities
Proceeds from secured term loan facilities	31,150	106,808
Issuance of 7.75% senior unsecured bonds	—	100,000
Repayment of 9.00% senior unsecured bonds	—	(127,500)
Issuance costs of 7.75% senior unsecured bonds	—	(1,798)
Direct financing costs of senior term loan facilities	(155)	—
Repayment of secured term loan facilities	(16,051)	(19,433)

Net cash provided by financing activities	14,944	58,077

Net decrease in cash and cash equivalents	(10,648)	(11,624)
Cash and cash equivalents at beginning of period	87,779	57,272

Cash and cash equivalents at end of period	$77,131	$45,648

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$5,527	$6,329

Total tax paid during the period	$77	$82

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of March 31, 2017, the results of operations for the three months ended March 31, 2017 and 2016, the statement of stockholders equity for the three months ended March 31, 2017, and cash flows for the three months ended March 31, 2017 and 2016.

As of March 31, 2017, the Company’s total current liabilities exceeded its total current assets by $149.3 million. This net current liability was primarily due to the Company’s (i) $270.0 million secured term loan facility that will mature on February 12, 2018, which had an aggregate principal amount outstanding of $147.6 million as of March 31, 2017, and (ii) high quarterly repayments scheduled in 2017 under the Company’s $220.0 million secured term loan and revolving credit facility that will mature on November 30, 2023, which had an aggregate principal amount outstanding of $143.3 million as of March 31, 2017, as a result of certain vessels secured under such facility being in excess of 15 years of age and, therefore, having a significantly steeper repayment profile in the initial twelve months of such facility.

As of March 31, 2017, the Company had approximately $33.1 million in available borrowing capacity under its $220.0 million secured term loan and revolving credit facility and an additional $25.0 million in bank financing was received associated with the delivery of one of our newbuilding vessels in April 2017, both of which can be used for general corporate purposes.

The Company anticipates that its primary sources of funds for our medium-term and long-term liquidity needs will be cash from operations and debt and/or equity financings. The Company believes that these sources of funds will be sufficient to meet its liquidity needs for the next twelve months.

During the three months ended March 31, 2017, the Company adopted Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes—which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

During the three months ended March 31, 2017, the Company adopted ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Accounting. The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. The standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim reporting. As such, they do not include all of the information and footnotes required by U.S GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2016 included in our Form 20-F filed on March 1, 2017. The results for the three months ended March 31, 2017 are not necessarily indicative of results for the full 2017 fiscal year or any other future periods.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and in August 2015 issued ASU No. 2015-14, Deferral of the Effective Date, providing a framework that replaces the existing revenue recognition guidance.

The effective dates for ASU 2014-09 have been updated by ASU 2015-14, Deferral of the Effective Date. For public business entities, certain employee benefit plans, and certain not-for-profit entities, ASU 2014-09 is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Earlier application is permitted only as of annual and interim periods in fiscal years beginning after December 15, 2016.

The FASB also issued a series of other ASUs, which update ASU 2014-09. ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing

ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients

ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.

The company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnote disclosures.

2.	Vessels in Operation

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2016	$1,727,491	$33,949	$1,761,440
Additions	636	(9)	627
Transfer from vessels under construction	136,757	1,400	138,157
Reduction in contract cost of newbuild vessel	(280)	—	(280)

March 31, 2017	$1,864,604	$35,340	$1,899,944

Accumulated Depreciation
December 31, 2016	$268,677	$12,404	$281,081
Charge for the period	15,282	2,302	17,584

March 31, 2017	$283,959	$14,706	$298,665

Net Book Value
December 31, 2016	$1,458,814	$21,545	$1,480,359

March 31, 2017	$1,580,645	$20,634	$1,601,279

On January 12, 2017 and January 24, 2017, Navigator Nova and Navigator Luga respectively the third of a series of four 37,300 cubic meter ethylene/ethane capable semi-refrigerated liquefied gas carriers being built at Jiangnan shipyard in China and the first of a series of two ice class semi-refrigerated liquefied gas carriers being built at HMD dockyard in South Korea, were delivered for a contract price of $78.4 million and $51.0 million respectively per vessel.

The net book value of vessels that serve as collateral for the Company’s bank loans was $1.4 billion at March 31, 2017.

3.	Vessels Under Construction

(in thousands)
Vessels under construction at January 1, 2017	$150,492
Payments to shipyard	82,039
Other payments including site team costs and initial stores	1,703
Capitalized interest	855
Transfer to vessels in operation	(138,157)

Vessels under construction at March 31, 2017	$96,932

4.	Secured Term Loan Facilities and Revolving Credit Facility

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at March 31, 2017 and December 31 2016:

	December 31, 2016	March 31, 2017
	(in thousands)
Current Liability
Current portion of long-term debt	$(81,128)	$(217,831)
Less: current portion of deferred financing costs	2,664	2,305

Current portion of secured term loan facility, net of deferred financing costs	$(78,464)	$(215,526)

Non-Current Liability
Secured term loan facilities net of current portion	$(547,744)	$(498,416)
Less: non-current portion of deferred financing costs	7,064	7,878

Non-current secured term loan facilities, net of current portion and non-current deferred financing costs	$(540,680)	$(490,538)

5.	Senior Unsecured Bond

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. The Company may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, plus accrued interest.

6.	Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at March 31, 2017 and December 31, 2016 consist of cash and cash equivalents, short-term investments and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, a revolving credit facility and the 2017 Bonds.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The 2017 Bonds are classified as a level two liability and the fair value has been calculated based on the most recent trades of the bond on the Oslo Børs prior to March 31, 2017.

The fair value of secured term loan facilities and revolving credit facility is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR. This has been categorized at level 3 on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

	December 31, 2016			March 31, 2017
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	57,272	57,272	45,648	45,648
Senior unsecured bond	Level 2	(125,000)	(127,423)	(100,000)	(99,500)
Secured term loan facilities and revolving credit facility	Level 3	(628,872)	(553,346)	(716,247)	(630,670)

7.	Earnings per share

Basic and diluted earnings per share is calculated by dividing the net income available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net income available to common shareholders and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The calculation of both basic and diluted number of weighted average outstanding shares of:

	March 31, 2016	March 31, 2017
Net profit available to common shareholders (in thousands)	$19,394	$2,738

Basic weighted average number of shares	55,365,557	55,445,661
Effect of dilutive potential share options:	378,440	373,740

Diluted weighted average number of shares	55,743,997	55,819,401

8.	Share-Based Compensation

On March 23, 2017, the Company granted 28,194 shares of restricted stock under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $12.77 per share. These shares of restricted stock vest on the first anniversary of the grant date. On the same date the Company granted 42,023 shares of restricted stock to the Chief Executive Officer of the Company and a further 25,527 shares of restricted stock were granted to officers and employees of the Company with a weighted average value of $12.77 per share. All these shares of restricted stock vest on the third anniversary of the grant date.

During the three months ended March 31, 2017, 22,782 shares of restricted stock that were previously granted to non-employee directors at a weighted average grant value of $15.80 vested at a fair value of $305,279.

On March 29, 2016, the Company granted 22,782 of restricted stock shares under the 2013 Plan non-employee directors with a weighted average value of $15.80 per share. These shares of restricted stock vest on the first anniversary of the grant date. On the same date the Company granted 29,966 shares of restricted stock to the Chief Executive Officer of the Company and a further 19,872 shares of restricted stock were granted to officers and employees of the Company with a weighted average value of $15.80 per share. All of the foregoing shares of restricted stock vest on the third anniversary of the grant date.

During the year ended December 31, 2016, 118,971 shares of restricted stock that were previously granted at a weighted average grant value of $11.10 vested at a fair value of $1,893,223.

Restricted share grant activity for the year ended December 31, 2016 and three months ended March 31, 2017 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2016	121,471	$11.28	0.29 years	$1,658,079
Granted	72,620	15.80
Vested	(118,971)	11.10

Balance as of December 31, 2016	75,120	$15.93	1.59 years	$698,616
Granted	95,744	12.77
Vested	(22,782)	15.80

Balance as of March 31, 2017	148,082	$13.90	2.23 years	$2,036,128

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares of restricted stock calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the three months ended March 31, 2017, the Company recognized $172,454 in share-based compensation costs relating to share grants (three months ended March 31, 2016: $156,860). As of March 31, 2017, there was a total of $1,710,707 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2016: $690,514) which are expected to be recognized over a weighted average period of 2.23 years (December 31, 2016: 1.59 years).

All of the options in issue which were granted in the years ended 31 December, 2014, and December 31, 2015, are not exercisable until the third anniversary of the grant date and can be exercised up to tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Assumptions used to determine the fair value of options granted during the years ended December 31, 2014 and December 31, 2015 were as follows:

Grant Date	April 14, 2014	October 14, 2014	March 17, 2015
Expected volatility	25.0%	35.0%	39.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.5	4 - 6.5	4 - 6.5
Risk free rate	2.17%	1.25% - 1.74%	1.52% - 1.84%

Options activity during the year ended December 31, 2016 and the three months ended March 31, 2017 were as follows:

Options	Number of non-vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2016	378,440	$21.52	8.71	—
Forfeited during the year	(4,700)	20.09	—	—

Balance as of December 31, 2016	373,740	$21.54	7.70	—
Forfeited	—	—	—	—
Vested	—	—	—	—

Balance as of March 31, 2017	373,740	21.54	7.46	$—

During the three months ended March 31, 2017, the Company recognized $236,640 in share-based compensation costs (three months ended March 31 2016: $238,972) relating to options granted under the 2013 Plan, recognized in general and administrative costs. As of March 31, 2017 there was $436,381 of total unrecognized compensation costs (December 31 2016: $673,022) related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 1.0 year. (December 31, 2016: 0.7 years).

9.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of March 31, 2017.

	Remainder of 2017	2018	2019	2020	2021	Thereafter	Total
		(in thousands)
Vessels under construction	$90,530	$—	$—	$—	$—	$—	$90,530
Secured term loan facilities and revolving credit facilities	66,801	193,693	46,930	105,055	36,930	266,838	716,247
7.75% senior unsecured bond due 2021	—	—	—	—	100,000	—	100,000
Office leases	678	1,076	1,470	1,257	1,105	106	5,692
Contracted bunker purchase obligations	3,008	—	—	—	—	—	3,008

Total contractual obligations	$161,017	$194,769	$48,400	$106,312	$138,035	$266,944	$915,477

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $1.1 million.

The Company also occupies office space in New York under a lease which expires on June 30, 2017. The Company has entered into a new lease for office space in New York that begins on June 1, 2017 and expires on May 31, 2020 to replace the expiring lease. The gross rent per year under the current lease is approximately $0.2 million. The gross rent per year under the new lease will be approximately $0.4 million, subject to certain adjustments.

In April 2014, the Company exercised an option to construct three 37,300 cubic meter semi-refrigerated ethylene/ethane capable gas carriers at a purchase price of $78.4 million each at Jiangnan. The second of these vessels, Navigator Nova, was delivered on January 12, 2017 and the remaining vessel is scheduled to be delivered in June 2017.

On November 3, 2014, the Company entered into two contracts, each for a 22,000 cubic meter semi-refrigerated liquefied gas carrier, with HMD in South Korea at a construction cost of $51.0 million each. The first of these vessels, Navigator Luga, was delivered on January 24, 2017 and the remaining vessel was delivered in April 2017.

On November 11, 2015, the Company entered into a contract to construct a 38,000 cubic meter fully refrigerated liquefied gas carrier, with HMD in South Korea at a construction cost of $50.5 million. The vessel is scheduled to be delivered in July 2017.

10.	Subsequent Events

On April 5, 2017, Navigator Yauza, a 22,000 cubic meter semi-refrigerated gas carrier, was delivered from HMD in South Korea. In connection with the delivery of this vessel, $35.7 million, representing approximately 70% of its construction price, was drawn under the December 2015 Secured Revolving Credit Facility to partially finance the delivery of this newbuilding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 8, 2017	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer